SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)*

HeartWare International, Inc.

(f/k/a HeartWare Limited)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

422368100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 422368100	Page 2 of 5

Item 1(a).	Name of Issuer:

HeartWare International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

205 Newbury Street, Suite 101, Framingham, Massachusetts 01701

Item 2(a).	Names of Persons Filing:

Apple Tree Partners I, L.P. (the “Fund”); Apple Tree Ventures I, LLC, which was the sole general partner of the Fund (the “GP”); and Seth L. Harrison (“Harrison”), who was the sole managing member of the GP. Each of the Fund and the GP has been liquidated. Each person named in this paragraph is referred to herein as a “Reporting Person.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Harrison is 47 Hulfish Street, Suite 441, Princeton, New Jersey 08542. The Fund and the GP had the same principal business address.

Item 2(c).	Citizenship:

The Fund and the GP were, respectively, a limited partnership and limited liability company organized under the laws of the State of Delaware. Harrison is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

422368100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

As of December 31, 2013, the Fund did not own any of the Issuer’s outstanding Common Stock. As a result, each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Common Stock.

13G

CUSIP No. 422368100	Page 3 of 5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

13G

CUSIP No. 422368100	Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

APPLE TREE PARTNERS I, L.P.

By:	APPLE TREE VENTURES I, LLC
General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES I, LLC

By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

/s/ Seth L. Harrison
Seth L. Harrison

13G

CUSIP No. 422368100	Page 5 of 5

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of HeartWare International, Inc.

EXECUTED this 12th day of February, 2014

APPLE TREE PARTNERS I, L.P.

By:	APPLE TREE VENTURES I, LLC
General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES I, LLC

By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

/s/ Seth L. Harrison
Seth L. Harrison